Exhibit 99.1

Jaguar Mining Reports Second Quarter 2012 Financial Results, Cash Costs Improving at Continuing Operations

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Aug. 14, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today reported a net loss of $16.4 million or $0.19 per fully diluted share for the quarter ended June 30, 2012.  This result compares to net income of $15.6 million or $0.18 per fully diluted share in the second quarter of 2011. The second quarter 2012 result includes a $57.4 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1), a $7.7 million loss from changing foreign exchange rates and a $47.7 million impairment charge on the assets at Paciência (see note 2).  Excluding these items, Jaguar's second quarter result was a net loss of $18.4 million or $0.22 per fully diluted share.

For the six month period ended June 30, 2012, Jaguar reported a net loss of $13.5 million or $0.16 per fully diluted share.  This compares to net income of $19.3 million or $0.23 per fully diluted share in the six month period ended June 30, 2011.

Jaguar sold 28,933 ounces of gold at an average realized price of $1,608 per ounce in the three months ended June 30, 2012 compared to 40,184 ounces of gold at an average realized price of $1,507 per ounce in the three months ended June 30, 2011.  Average cash operating cost per ounce was $1,162 in the second quarter 2012 compared to $1,268 in the first quarter 2012 and $799 in the second quarter 2011.  Cash operating margin was $446 in the second quarter 2012 compared to $423 per ounce in the first quarter 2012 and $708 per ounce in the second quarter 2011.  Excluding the limited production and sales from Paciência, the average cash operating cost in the second quarter 2012 was $1,027 per ounce.

The decrease in the Company's average cash operating cost per ounce during the second quarter 2012 as compared to the first quarter 2012 was attributable to Jaguar's on-going cost reduction program which included placing the Paciência operation on care and maintenance beginning in May 2012.  The increase in average cash operating cost per ounce as compared to the second quarter of 2011 was attributable to higher mining dilution, lower total production which resulted in higher fixed cost absorption per ounce, and increased costs for labor, services, equipment maintenance and mining materials.

Commenting on the Company's results and operations, John Andrews, Jaguar's Interim CEO stated, "We are beginning to see some positive results from our cost reduction program.  At our continuing operations, Turmalina and Caeté, average cash cost per ounce improved by 16% and 15%, respectively, when compared to the first quarter of 2012.  We believe this is a good start but we recognize that we have much more work ahead of us before we reach our objectives for improved productivity and profitability."

Summary of Key Operating Results - Consolidated

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$46,535	$60,557	$97,507	$115,697
Ounces sold	28,933	40,184	59,071	79,978
Average sales price $ / ounce	1,608	1,507	1,651	1,447
Gross profit (loss)	(5,044)	12,849	(8,722)	23,818
Net income (loss)	(16,350)	15,586	(13,541)	19,310
Basic income (loss) per share	(0.19)	0.18	(0.16)	0.23
Diluted income (loss) per share	(0.19)	0.18	(0.16)	0.23
Weighted avg. # of shares outstanding - basic	84,409,648	84,373,648	84,409,648	84,373,648
Weighted avg. # of shares outstanding - diluted	84,409,648	84,376,376	84,409,648	84,377,786

Key Operating Statistics - By Operation

Three Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	154	2.35	90%	10,435	$ 73.70	$ 1,125
Paciência	37	1.91	87%	2,649	140.00	2,219
Caeté	160	3.05	90%	13,804	81.10	953
Total	351	2.62	89%	26,888	$ 84.00	$ 1,162

Six Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	312	2.18	90%	20,448	$ 79.50	$ 1,232
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	315	3.06	90%	27,685	88.20	1,036
Total	797	2.52	90%	58,120	$ 85.70	$ 1,191

Three Months Ended June 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	158	3.30	90%	15,872	$ 75.40	$ 800
Paciência	116	3.39	92%	12,263	66.70	637
Caeté	161	2.83	86%	12,122	71.00	961
Total	435	3.15	89%	40,257	$ 71.60	$ 799

Six Months Ended June 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	294	3.63	90%	31,727	$ 74.90	$ 778
Paciência	234	3.32	93%	24,378	61.00	596
Caeté	327	2.86	87%	25,601	70.00	903
Total	855	3.25	90%	81,706	$ 69.30	$ 763

2012 Estimated Production and Cash Operating Cost

Based on the first half operating results and the continuing implementation of its restructuring and cost reduction program, Jaguar is revising its outlook for both production and cash operating costs in 2012.  The Company now expects 2012 gold production in the range of 110,000 to 120,000 ounces.  On this new volume, cash operating costs are expected to be in the range of $900 to $1,000 per ounce (based on an assumed exchange rate of R$2.00 per US$) as the planned benefits of the turnaround plan will not be fully realized until 2013.  The Company's revised preliminary annual targets for its Southern operations is 105,000 to 115,000 ounces in 2013 at cash operating costs in the range $600 to $700 per ounce.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the second quarter results and operations on Wednesday, August 15, 2012 at 12:00 p.m. ET.  The call can be accessed via telephone or webcast.

Conference call access details:

Live teleconference access: US Dial In (Toll Free): International Dial In:	1-866-524-3160 1-412-317-6760

Live audio webcast:	www.jaguarmining.com

Replay:

US Toll Free: 1-877-344-7529 International Toll: 1-412-317-0088 Conference Number: 10016976

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details will be available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended June 30, 2012.

The following tables contain unaudited information for the quarter and six month period ended June 30, 2012.  The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's financial statements for the period ended June 30, 2012 are expected to be filed on SEDAR and EDGAR on August 15, 2012.  Readers should refer to those filings for the final financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	(Unaudited)
	June 30, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$31,944	$74,475
Inventory	27,921	34,060
Prepaid expenses and sundry assets	31,550	25,541
Derivatives	114	-
	91,529	134,076

Prepaid expenses and sundry assets	42,039	48,068
Restricted cash	909	909
Property, plant and equipment	352,486	388,675
Mineral exploration projects	94,743	88,938

	$581,706	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$33,133	$34,922
Notes payable	29,138	22,517
Income taxes payable	17,628	18,953
Reclamation provisions	1,877	2,082
Other provisions	4,960	4,347
Deferred compensation liabilities	59	2,953
Other liabilities	-	1,475
	86,795	87,249

Notes payable	233,844	228,938
Option component of convertible notes	8,179	79,931
Deferred income taxes	10,504	8,635
Reclamation provisions	17,522	15,495
Deferred compensation liabilities	489	2,270
Other liabilities	105	339
Total liabilities	357,438	422,857

Shareholders' equity:
Share capital	370,043	370,043
Stock options	12,155	14,207
Contributed surplus	5,466	3,414
Deficit	(163,396)	(149,855)
Total equity attributable to equity shareholders of the Company	224,268	237,809

Contingent liability
Subsequent event
	$581,706	$660,666

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

Gold sales	$46,535	$60,557	$97,507	$115,697
Production costs	(41,250)	(36,837)	(82,650)	(69,893)
Stock-based compensation	301	(28)	343	(23)
Depletion and amortization	(10,630)	(10,843)	(23,922)	(21,963)
Gross profit (loss)	(5,044)	12,849	(8,722)	23,818

Operating expenses:
Exploration	26	717	71	1,051
Stock-based compensation	(1,487)	(393)	(2,295)	(3,084)
Administration	2,601	5,419	8,946	10,674
Management fees	-	363	-	524
Amortization	292	313	581	670
Other	590	234	991	1,071
Total operating expenses	2,022	6,653	8,294	10,906

Income (loss) before the following	(7,066)	6,196	(17,016)	12,912

Gain on derivatives	(114)	(126)	(114)	(413)
Gain on conversion option embedded in convertible debt	(57,427)	(9,180)	(71,752)	(7,840)
Foreign exchange loss (gain)	7,685	(6,527)	4,511	(9,616)
Accretion expense	537	624	1,133	1,194
Interest expense	7,077	7,074	14,201	12,757
Interest income	(566)	(2,867)	(2,424)	(4,332)
Gain on disposition of property	(90)	(472)	(368)	(998)
Impairment of Paciência property	47,692	-	47,692	-
Other non-operating expenses (income)	566	(128)	534	(321)
Total other expenses (income)	5,360	(11,602)	(6,587)	(9,569)

Income (loss) before income taxes	(12,426)	17,798	(10,429)	22,481
Income taxes
Current income taxes	302	1,428	621	1,933
Deferred income taxes	3,622	784	2,491	1,238
Total income taxes	3,924	2,212	3,112	3,171

Net income (loss) and comprehensive income (loss) for the period	$(16,350)	$15,586	$(13,541)	$19,310

Basic and diluted earnings (loss) per share	$(0.19)	$0.18	$(0.16)	$0.23

Weighted average number of common shares outstanding - basic	84,409,648	84,373,648	84,409,648	84,373,648
Weighted average common shares outstanding - diluted	84,409,648	84,376,376	84,409,648	84,377,786

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$(16,350)	$15,586	$(13,541)	$19,310
Adjustments to reconcile net earnings to net cash provided from
(used in) operating activities:
Unrealized foreign exchange loss (gain)	3,318	(3,955)	(1,734)	(6,749)
Stock-based compensation expense recovered	(1,788)	(365)	(2,638)	(3,061)
Interest expense	7,077	7,074	14,201	12,757
Accretion of interest income	-	(94)	-	(188)
Accretion expense	537	624	1,133	1,194
Income taxes recovery	-	(104)	-	(104)
Deferred income taxes	3,622	784	2,491	1,238
Depletion and amortization	10,922	11,156	24,503	22,633
Loss on disposition of property, plant and equipment	532	-	547	-
Write-down of Paciência inventory	3,222	-	2,394	-
Impairment of Paciência property	47,692	-	47,692	-
Unrealized gain on derivatives	(114)	(28)	(114)	(29)
Unrealized gain on option component of convertible note	(57,427)	(9,180)	(71,752)	(7,840)
Reclamation expenditure	(10)	(8)	(113)	(26)
	1,233	21,490	3,069	39,135
Change in non-cash operating working capital
Inventory	5,844	(1,334)	3,732	933
Prepaid expenses and sundry assets	(4,365)	(5,420)	(7,148)	(7,476)
Accounts payable and accrued liabilities	(863)	4,697	(2,241)	5,380
Income taxes payable	(917)	2,315	(1,325)	3,325
Provisions	296	-	613	-
Deferred compensation liabilities	(656)	(83)	(2,268)	(244)
	572	21,665	(5,568)	41,053
Financing activities:
Repayment of debt	(1,119)	(4,117)	(2,218)	(7,935)
Increase in debt	1,000	-	7,000	99,313
Interest paid	(3,841)	(4,254)	(6,994)	(4,615)
Other liabilities	(1,630)	7	(1,709)	(55)
	(5,590)	(8,364)	(3,921)	86,708
Investing activities:
Mineral exploration projects	(1,800)	(2,266)	(6,963)	(4,611)
Purchase of property, plant and equipment	(12,029)	(23,735)	(31,017)	(41,602)
Proceeds from disposition of property	659	-	684	-
	(13,170)	(26,001)	(37,296)	(46,213)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	269	2,557	4,254	4,629
Increase (decrease) in cash and cash equivalents	(17,919)	(10,143)	(42,531)	86,177
Cash and cash equivalents, beginning of period	49,863	135,543	74,475	39,223
Cash and cash equivalents, end of period	$31,944	$125,400	$31,944	$125,400

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $8.2 million at June 30, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $57.4 million and $71.8 million for the three and six month periods ended June 30, 2012, respectively, is shown as a gain on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (three and six month periods ended June 30, 2011 - $9.2 million gain and $7.8 million gain, respectively).

Note 2 - Impairment on Paciência Property

Over the past year the Paciência (CPA) operations have faced significant and increasing challenges. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on a temporary care and maintenance program until the necessary design and structural changes have been implemented in the mines. The remediation plans for CPA include an adaptation of the narrow vein overhand stoping methods, a changeover to smaller scale equipment, smaller development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production. As a result of the temporary shutdown the company considered this an indicator of impairment and prepared an impairment test on the Paciência operation.

The impairment test resulted in an impairment loss of $47.7 million during the second quarter of 2012 and is recorded in 'Impairment of Paciência property" in the Interim Consolidated Statements of Operations and Comprehensive Income (Loss), (three and six months ended June 2011 - $nil).  The Paciência property is a cash generating unit ("CGU") which includes Property, plant and equipment assets including land, and plant, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization relating to properties formerly in production. The CGU also includes Mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.  $46.3 million of the loss was taken against assets in Property, plant and equipment and $1.4 million of the loss was recognized relating to assets included in Mineral exploration projects.  The recoverable amount of the project is the cash generating unit's fair value less costs to sell. The following assumptions were used to value the property:

Discount Rate: 8%
Gold price: $1,275 - 1,600

Non IFRS Reconciliations

Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs per statement of operations	$33,786,000	$71,384,000
Change in inventory	(4,209,493)	(2,162,606)
Operational cost of gold produced	29,576,507	69,221,394
divided by
Gold produced (oz)	26,888	58,120
equals
Cost per oz of gold produced	$1,162	$1,191

Cash Operating Margin Per Ounce of Gold
	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
Average sales price per oz of gold	$1,608	$1,651
less
Cash operating cost per oz of gold produced	1,162	1,191
equals
Cash operating margin per oz of gold	$446	$460

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 19:59e 14-AUG-12